Exhibit 12

Ratio of Earnings to Fixed Charges

	Quarter Ended March 31, 2004	2003	2002	2001	2000	1999
Earnings

NVR, Inc. consolidated
Pre-tax income from continuing operations	167,695	696,172	536,023	394,658	266,854	185,212
Minority interest (inc) expense	(4)	21	258	835	593	351
Equity income from subs	169	1,025	658	916	593	656

Total Earnings	167,522	695,168	535,623	394,577	266,854	184,907

Fixed Charges:

Interest expense

NVR, Inc. consolidated	3,018	13,377	12,744	12,579	15,764	20,952

Amortization of debt issuance costs

NVR, Inc. consolidated	144	5,373	2,120	1,325	382	388

Interest component of rental expense

NVR, Inc. (estimated 90% of total rental expense is interest)	5,666	20,700	17,730	14,850	10,800	9,720

Total Fixed Charges:

NVR, Inc. consolidated	8,828	39,450	32,594	28,754	26,946	31,060

RATIO: (earnings plus total fixed charges divided by fixed charges)

NVR, Inc. consolidated	20.0	18.6	17.4	14.7	10.9	7.0